Exhibit 4.1

ERIE INDEMNITY COMPANY
DESCRIPTION OF CAPITAL STOCK
The following summary of the rights of our Class A common stock, stated value $0.0292 per share (“Class A Common Stock”) and Class B common stock, stated value $70.00 per share (“Class B Common Stock”) does not purport to be complete. This summary is subject to and qualified by the provisions of our Amended and Restated Articles of Incorporation dated April 19, 2011 (“Articles of Incorporation”) and our Amended and Restated Bylaws dated April 30, 2019 (“Bylaws”), copies of which are incorporated herein by reference. Additionally, the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), also affects the terms of our capital stock.
Our authorized capital stock consists of 74,996,930 shares of Class A Common Stock and 3,070 shares of Class B Common Stock. As of the close of business on February 21, 2020, 46,189,068 shares of Class A Common Stock and 2,542 shares of Class B Common Stock were outstanding. Updates to the number of shares outstanding will be made on the cover page of our annual or quarterly reports for subsequent fiscal years or fiscal quarters that we file with the Securities and Exchange Commission.
Description of Class A Common Stock and Class B Common Stock
Voting Rights. Under our Articles of Incorporation, shares of Class B Common Stock have the exclusive right to elect directors and to vote on matters brought before meetings of shareholders, except where any applicable law shall permit shares of Class A Common Stock to vote as a class in regard to any change in the rights, preferences and privileges of our Class A Common Stock.
Right to Dividends and Other Distributions. Holders of shares of Class B Common Stock are entitled to receive dividends if, when and as they are declared by our Board of Directors out of funds legally available therefor. If and when a dividend is declared and paid on shares of Class B Common Stock, each share of Class A Common Stock is entitled to the declaration and payment of a dividend, at the same time and on the same record date, in an amount at least equal to two-thirds of one percent (2/3%) of the dividend per share paid on the Class B Common Stock.
In addition, shares of Class A Common Stock are entitled to receive dividends if, when and as they are declared by our Board of Directors out of funds legally available therefor without any requirement that a simultaneous dividend be paid on shares of Class B Common Stock.
Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, holders of Class A Common Stock and holders of Class B Common Stock are entitled to share ratably in any assets available for distribution to shareholders, provided, however, that in any such event, each holder of a share of Class B Common

Stock shall receive the amount to which he or she would be entitled as if his or her share of Class B Common Stock had been converted into 2,400 shares of Class A Common Stock.
Conversion. Each share of Class B Common Stock is convertible at any time, at the option of the holder thereof, into 2,400 shares of Class A Common Stock. We will cancel any shares of Class B Common Stock tendered for conversion and such shares shall not be reissued following conversion. Shares of Class A Common Stock are not convertible into any other shares of our capital stock.
Preemptive Rights. Holders of Class A Common Stock have the preemptive right to subscribe for and purchase pro rata any shares of Class A Common Stock offered for sale for cash, at a price per share not less than the stated value of the Class A Common Stock and upon such terms as are fixed by our Board of Directors. This preemptive right does not apply to shares of Class A Common Stock issued upon the conversion of shares of Class B Common Stock. Holders of Class B Common Stock do not have preemptive rights.
Other Matters. Holders of Class A Common Stock and Class B Common Stock have no cumulative voting rights. There are no redemption rights or sinking fund provisions applicable to the Class A Common Stock or Class B Common Stock. All outstanding shares of Class A Common Stock and Class B Common Stock are fully paid and non-assessable.
Trading Market. The Class A Common Stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is listed on the NASDAQ Global Select Market under the symbol “ERIE”. Broadridge Corporate Issuer Solutions, Inc. serves as our transfer agent. The Class B Common Stock is not registered under the Exchange Act and is not actively traded.
Certain Provisions Affecting Control of Our Company
General. Certain provisions of our Articles of Incorporation, Bylaws and the PBCL operate with respect to extraordinary corporate transactions, such as mergers, reorganizations, tender offers, sales or transfers of substantially all of our assets or our liquidation of the Company, and could have the effect of delaying or making more difficult a change in control of our company in certain circumstances.
Certain Provisions of the Bylaws. Our Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election of directors. These procedures may impede shareholders’ ability to bring matters before a meeting of shareholders or make nominations for directors at a meeting of shareholders.
Our Bylaws include provisions eliminating the personal liability of our directors to the fullest extent permitted by the PBCL and indemnifying our directors and officers to the fullest extent permitted by the PBCL. The limitation of liability and indemnification provisions in our Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our shareholders.
Our Bylaws provide that any or all of the directors may be removed at any time, either with or without cause, by a vote of a majority of the shares of Class B Common Stock outstanding and entitled to vote. This provision may delay or prevent our shareholders from removing incumbent directors.
Our Bylaws may be altered, amended, changed or repealed by (i) the approval or consent of not less than a majority of the shares of Class B Common Stock then outstanding or (ii) a majority of the entire board of directors, subject to certain exceptions.
Certain Provisions of the PBCL. Under the PBCL, certain anti-takeover provisions may apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (i) business combination transactions with an interested shareholder (generally defined to include a person who beneficially owns shares representing at least twenty percent of the votes that all shareholders would be entitled to cast in an election of directors of the corporation) unless certain conditions are satisfied or an exemption is applicable; (ii) control-share acquisitions in which the voting rights of certain shareholders of the corporation (specifically, a shareholder who acquires 20%, 33-1/3 or 50% or more of the voting power of the corporation) are conditioned upon the consent of a majority vote at a meeting of the independent shareholders of the corporation after disclosure by such shareholder of certain information; (iii) disgorgement of profits by certain controlling persons, generally defined as a 20% beneficial owner, from the disposition of any equity securities within twenty-four months prior to, and eighteen months succeeding, the acquisition of such control; (iv) the payment of severance to any eligible employee of a covered corporation whose employment is terminated, other than for willful misconduct, within ninety days before, or twenty-four months after, a control-share acquisition; (v) the rights of shareholders who objects to a "control transaction" (generally defined as the acquisition of voting shares by a person or group that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of the directors of the corporation) to demand fair value for their stock following a control transaction; (vi) a set of interrelated provisions which are designed to support the validity of actions taken by our Board of Directors in response to takeover bids, including specifically the Board's authority to "accept, reject or take no action" with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder, and (viii) provisions which allow the directors broad discretion in considering the best interests of the corporation, including a provision which permits the Board to consider various corporate interests including the short-term and long-term interests of the corporation and the resources, intent and conduct of any person seeking to acquire the corporation.

Other Factors. There are three H.O. Hirt Trusts that collectively own 2,340 shares of Class B Common Stock which represents approximately 92% of our outstanding Class B Common Stock. This concentrated ownership of the Class B Common Stock as well as certain insurance laws and regulations applicable to the acquisition of insurance holding companies can be expected to have the effect of delaying, averting or preventing a change in control of our company and would probably prevent a change in control unless a majority of the trustees then in office of each of the H.O. Hirt Trusts vote in favor of such a change in control.